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Robert A. Robertson robert.robertson@dechert.com +1 949 442 6037 Direct +1 949 681 8651 Fax

August 7, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention: Deborah O’Neal-Johnson, Division of Investment Management

Re:

Two Roads Shared Trust (the “Registrant”)

(File No. 333-182417; 811-22718)

Dear Ms. O’Neal-Johnson:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to the Modern Technology Fund (the “Fund”), an existing series of the Registrant, filed with the Commission on June 10, 2014 (PEA No. 31).  The Registrant has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Registrant’s registration statement on its behalf.

Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in PEA No. 35 to the Registrant’s registration statement on Form N-1A, which will be filed via EDGAR on or about August 8, 2014.

Comments to the Prospectus

Comment 1

Please delete footnote 2 to the Fees and Expenses of the Fund—Annual Fund Operating Expenses table, which states: “The Fund’s management fee was lowered effective April 16, 2014 to 1.50% from 1.95%.” The footnote is neither permitted nor required by Form N-1A.

Response 1. Comment accepted. The Registrant has deleted this footnote.
Comment 2	Please include a completed copy of the Fund’s Fees and Expenses of the Fund—Annual Fund Operating Expenses table with your response.
Response 2. A completed copy of the Fund’s Fees and Expenses of the Fund—Annual Fund Operating Expenses table is included in Appendix A below.
Comment 3	Please explain whether amounts reflected in the Fees and Expenses of the Fund—Annual Fund Operating Expenses table will change in connection with the Fund’s engagement of a new investment adviser.

Response 3.  In connection with the investment adviser change, the Fund’s management fee will be reduced to 1.50%.  In addition, the Fund is expected to incur different expense amounts as a result of the proposed changes in the Fund’s principal investment strategies.  The Registrant believes these changes materially affect the information disclosed in the Fees and Expenses of the Fund—Annual Fund Operating Expenses table.  Accordingly, per Form N-1A Item 3 Instruction 3(d)(ii), the expense information included in the Annual Fund Operating Expenses table has been restated using the current fees as if they had been in effect during the previous fiscal year.

Comment 4	Please confirm that the advisory fee waiver and expense reimbursement agreements will be in place for at least one year from the effective date of the Registrant’s registration statement.

Response 4.  The Registrant confirms that the advisory fee waiver and expense reimbursement agreements will be in place for at least one year from the effective date of the Registrant’s registration statement.

Comment 5	Please acknowledge that short sales expenses will be disclosed in the fee table.
Response 5. The Registrant confirms that short sales expenses, as applicable, will be disclosed in the fee table.
Comment 6	Please confirm that the Expense Example assumes that the fee waiver and expense reimbursement will be in place for only one year.
Response 6. The Registrant confirms that the Expense Example assumes that the fee waiver and expense reimbursement will be in place for only one year.
Comment 7

In the Principal Investment Strategies section, please disclose the market capitalization of the securities in which the Fund may invest. If there is no limitation on the market capitalization of the securities in which the Fund may invest, please state that the Fund may invest in any market capitalization.

Response 7. Comment accepted. The Registrant has added disclosure to the Principal Investment Strategies section stating that the Fund may invest in securities of any market capitalization.
Comment 8

In the Principal Investment Strategies section, please clarify how the Fund’s investment management team will determine what it believes to be the top two equity securities in each of the ten industries represented in the Dow Jones U.S. Technology Index, including through the use of quantitative and fundamental analyses.

Response 8. Comment accepted. The disclosure has been revised as requested.
Comment 9	The Principal Investment Risks section includes a risk factor regarding “Foreign (Non-U.S.) Investment Risk.” Please confirm whether the Fund will invest principally in emerging market securities.
Response 9. Comment acknowledged. The Registrant confirms that the Fund is not expected to invest principally in emerging market securities.

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

The Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (949) 442-6037.  Thank you.

Best regards,

/s/ Robert A. Robertson

Robert A. Robertson

Securities and Exchange Comm. August 7, 2014 Appendix A

Modern Technology Fund

Fees and Expenses of the Fund:  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund.  More information about these and other discounts is available from your financial professional and in the section entitled How to Purchase Shares below and in the Fund’s Statement of Additional Information (“SAI”).

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I	Class R
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	1.00%	1.00%	None	None
Redemption Fee (as a % of amount redeemed within 90 days of purchase)	2.00%	2.00%	2.00%	2.00%
Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.50%	1.50%	1.50%	1.50%
Distribution (12b-1) Fees	0.25%	1.00%	None	0.50%
Other Expenses	9.22%	9.22%	9.22%	9.22%
Total Annual Fund Operating Expenses	10.97%	11.72%	10.72%	11.22%
Less Fee Waiver and Expense Reimbursement(2)	(8.32)%	(8.32)%	(8.32)%	(8.32)%
Total Annual Fund Operating Expenses After Expense Waiver	2.65%	3.40%	2.40%	2.90%

(1) Restated to reflect current fees.

(2) The Fund’s adviser has contractually agreed to waive a portion of its advisory fee in the amount of 0.10% of the Fund’s average daily net assets until at least August 9, 2015. The Fund’s adviser has also contractually agreed to reduce the Fund’s fees and/or absorb expenses of the Fund until at least August 9, 2015 to ensure that total annual Fund operating expenses after fee waiver and reimbursement (exclusive of any taxes, short selling expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) will not exceed 2.65%, 3.40%, 2.40% and 2.90% of average daily net assets attributable to Class A, Class C, Class I and Class R shares, respectively.  This agreement may be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the adviser. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.